Chubb Limited Bärengasse 32 CH-8001 Zurich Switzerland	chubb.com @Chubb

September 12, 2022

Division of Corporation Finance

Disclosure Review Program

Attention: Christopher Dunham

    Amanda Ravitz

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Chubb Ltd

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2022

File No. 001-11778

Dear Mr. Dunham and Ms. Ravitz,

Reference is made to your letter (the “Comment Letter”), dated September 2, 2022, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in connection with the Staff’s limited review of the definitive proxy statement of Chubb Limited (the “Company”) that was filed with the Commission on April 4, 2022.

The Company confirms that it will continue to enhance its disclosures in future proxy statements to reflect the topics discussed in the Comment Letter based on the SEC proxy statement disclosure regulations and guidance in effect at such time, as well as on the facts and circumstances applicable to the Company.

Sincerely,

/s/ Joseph Wayland

Joseph Wayland

General Counsel